Exhibit_99.1

2Q24 EARNINGS RELEASE

STOP

Conference Call in English
Friday, August 9th, 2024
2pm (São Paulo time)
1pm (NY time)

Webcast: Click here

HIGHLIGHTS

•Net Revenue expanded 21.0% vs 2Q23 and 9.0% compared to 1Q24;
•Result with greater contribution from operations in Brazil, with 65.3% growth in revenue;
•EBITDA of R$191.9 million, growth of 27.7% which represents an expansion of margin 1.4p.p. versus 2Q23 and +0.1p.p. compared to 1Q24;
•EBITDA margin in 2Q24 of 25.9%, expansion of 1.4 p.p. vs. 2Q23;
•Net Income of R$89.2 million, growth of 89.5% vs 2Q23;
•CAPEX reached R$49.5 million, a 20.0% reduction vs. 1Q24 and a growth of just R$7.6 million vs. 2Q23. As a % of Net Revenue, CAPEX represented 6.7% in 2Q24, a reduction of 2.7 p.p. vs. 1Q24
•Record of Net Revenue, EBITDA and Net Income.

R$ million	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
Gross Revenue	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
Deductions	(68.4)	(48.3)	41.6%	(58.1)	17.7%	(126.5)	(79.2)	59.7%
Net Revenue	740.5	612.1	21.0%	679.1	9.0%	1,419.6	1,208.3	17.5%
Gross profit	200.2	157.9	26.8%	184.0	8.8%	384.2	303.2	26.7%
Gross margin	27.0%	25.8%	1.2 p.p.	27.1%	-0.1 p.p.	27.1%	25.1%	2.0 p.p.
EBITDA	191.9	150.3	27.7%	175.4	9.4%	367.4	290.3	26.5%
EBITDA margin	25.9%	24.6%	1.4 p.p.	25.8%	0.1 p.p.	25.9%	24.0%	1.9 p.p.
Financial result	(41.0)	(50.9)	(19.4%)	(61.9)	(33.7%)	(102.9)	(80.6)	27.7%
Consolidated net profit (loss)	89.2	47.1	89.5%	33.2	168.6%	122.4	(20.5)	n.m.
Net debt¹	1,627.5	1,145.5	42.1%	1,482.7	9.8%	1,627.5	1,145.5	42.1%
Leverage (x)	2.12	1.90	0.11	2.11	0.01	2.12	1.90	0.11
CAPEX²	49.5	41.9	18.0%	61.9	(20.0%)	111.4	110.9	0.4%
% Capex Net Revenue	6.7%	6.9%	-0.2 p.p.	9.1%	-2.7 p.p.	7.8%	9.2%	-1.5 p.p.
Operational ROIC LTM³ (%)	37.6%	51.3%	-13.7 p.p.	40.4%	-2.8 p.p.	37.6%	51.3%	-13.7 p.p.
ROIC LTM (%)	13.0%	16.1%	-3.2 p.p.	13.4%	-0.5 p.p.	13.0%	16.1%	-3.2 p.p.

1- Net Debt / annualized EBITDA, which considers the EBITDA of the current quarter multiplied by 4.
2- Capex does not consider M&A; 3-ROIC ex intangible. *6M23 adjusted for the non-cash accounting effect of R$121.9 million on expenses.

LETTER TO SHAREHOLDERS
To our shareholders
We are pleased to present Ambipar Response the results for the second quarter of 2024, marking a period of record achievements in revenues, EBITDA, and net income. This represents our first formal quarterly earnings report, aligning with our commitment to enhance communication with the investor’s community, alongside improvements within our organizational structure and the overall Ambipar Group.
During this quarter, we reported net revenue of R$740.5 million (USD137.4 million), reflecting a growth of 22.5% when compared to the second quarter of 2023, with Brazil notably demonstrating an expansion of 65.3%.
EBITDA for this quarter amounted to R$191.9 million (USD35.6 million), achieving a margin of 25.9%. This indicates an increase of 27.7% in EBITDA and a 1.3 percentage point rise in the margin relative to 2Q23, primarily attributed to the substantial contribution from our Brazilian operations.
Our net income for the quarter reached R$89.2 million (USD16.6 million), representing an increase of 89% compared to the previous year’s second quarter. This growth can be attributed to an increase in EBIT, a reduction in financial expenses, and the recognition of tax credits associated with fiscal losses incurred in 2023.
In operational highlights, we emphasize our effective response to the Baltimore Bridge incident in the United States, where our dedicated team managed the situation from the outset until the successful removal of the vessel and reopening of the channel. We continued to offer critical support services for even after the vessel arrived in the port, including emergency responses to hazardous materials, waste de-characterization, transportation, and final disposal.
Furthermore, we were called to address the immediate aftermath of the floodings in Rio Grande do Sul, Brazil, which was recognized as one of the largest climate-related disasters in the country. In our Environmental Services division in Brazil, we initiated significant projects such as bioengineering, dredging, and the execution of marine monitoring programs. We also renewed our contract with the Maritime Agency and the National Coast Guard of England (MCA) for the management and operation of oil spill response in the United Kingdom.
To further strengthen our capabilities, we expanded our team by adding key personnel and finalized our objectives and key results (OKRs) for both the corporate structure and all business units.

Additionally, we are advancing with the first phase of our ERP implementation in North America and completed the initial phase of the Emergency Command Center in the United States. This progress will facilitate the integration and standardization of our operational services, consolidating our Level 1 (telephone service), Level 2 (crisis management), and Level 3 (field services), like the successful model we have developed in Brazil.
Command Center in Houston – Texas
We remain committed to focusing on organic growth, cross-selling opportunities, and the integration of operations to enhance synergies. Our continued emphasis on system implementation and the positive expansion of financial indicators will strengthen our balance sheet, improve cash flow generation, and support deleveraging efforts.
I would like to express my gratitude to all stakeholders, particularly our employees, for their trust and support. We reinforce our continuous dedication to ongoing improvement.

Sincerely,
Rafael Espirito Santo

GROSS REVENUE

COMPOSITION OF GROSS REVENUE R$ million	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
Brazil	404.3	244.5	65.3%	333.8	21.1%	738.0	453.2	62.8%
International	404.7	415.9	(2.7%)	403.4	0.3%	808.1	834.3	(3.1%)
LatAm (Ex Brazil)	55.5	54.3	2.1%	48.5	14.5%	103.9	110.1	(5.6%)
Europe	50.7	46.0	10.1%	50.2	1.0%	100.9	102.1	(1.2%)
North America	298.5	315.5	(5.4%)	304.7	(2.0%)	603.2	622.0	(3.0%)

Geographic Distribution of Revenue

Geographic Distribution of Revenue (% Gross Revenue)
Gross revenue reached R$809 million in 2Q24, 22.5% higher than 2Q23, mainly due to revenue growth in Brazil (+65%), offset by the reduction in international revenue (-3%).

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	2Q24	2Q23	Var. 2Q24 x2Q23	1Q24	Var. 2Q24 x1Q24	6M24	6M23	Var.
RESPONSE
TOTAL GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
Brazil	404.3	244.5	65.3%	333.8	21.1%	738.0	453.2	62.8%
Subscriptions Billing Brazil	79.0	39.6	99.5%	74.8	5.5%	153.8	77.8	97.7%
Billing Services Brazil	325.3	204.9	58.7%	258.9	25.6%	584.2	375.5	55.6%

Services Provided		2Q23	1Q24	2Q24	Var. 2Q24 vs 2Q23
Brazil	Gross Revenue (R$ million)	204.9	258.9	325.3	58.7%
	Number of Services Provided	3,075	3,697	3,802	23.6%
	Average Ticket (R$ thousand)	66.6	70.0	85.6	28.4%

•Gross Revenue Brazil grew in all comparisons driven by the provision of emergency services, new contracts in the air response division, and the implementation of new contracts on environmental services, such as bioengineering, dredging and protection of fauna and flora;
•A relevant part of the revenue growth, presented as service billing, is anchored in multi-year contracts (3 to 5 years);
•Subscription revenue growth on YoY comparison is mainly due to medical services and compared to QoQ is organic growth in outsourcing services.

Ambipar employee rehabilitating bird after depetrolization, Angra dos Reis, RJ, Brazil

LATAM

COMPOSITION OF GROSS REVENUE R$ million	2Q24	2Q23	Var. 2Q24 x2Q23	1Q24	Var. 2Q24 x1Q24	6M24	6M23	Var.
RESPONSE
TOTAL GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
International	404.7	415.9	(2.7%)	403.4	0.3%	808.1	834.3	(3.1%)
Latam ( ex-Brazil )	55.5	54.3	2.1%	48.5	14.5%	103.9	110.1	(5.6%)
Latam Subscriptions Billing	39.3	34.6	13.6%	35.3	11.3%	74.6	70.7	5.6%
Latam Services Billing	16.2	19.7	(18.1%)	13.1	23.1%	29.3	39.5	(25.8%)

Services Provided		2Q23	1Q24	2Q24	Var. 2Q24 vs 2Q23
Latam ( Ex-Brazil)	Gross Revenue (R$ million)	19.7	13.1	16.2	(18.1%)
	Number of Services Provided	90	87	82	(8.9%)
	Average Ticket (R$ thousand)	219.4	151.0	197.2	(10.1%)

•Revenue growth in 2Q24 vs 2Q23 was negatively affected by exchange rate., the growth in local currency is 8.6%.

EUROPE

COMPOSITION OF GROSS REVENUE R$ million	2Q24	2Q23	Var. 2Q24 x2Q23	1Q24	Var. 2Q24 x1Q24	6M24	6M23	Var.
RESPONSE
TOTAL GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
International	404.7	415.9	(2.7%)	403.4	0.3%	808.1	834.3	(3.1%)
Europe	50.7	46.0	10.1%	50.2	1.0%	100.9	102.1	(1.2%)
Billing Subscriptions Europe	4.8	4.6	5.5%	4.7	2.6%	9.5	9.4	1.5%
Billing Services Europe	45.9	41.5	10.7%	45.5	0.9%	91.4	92.7	(1.5%)

Services Provided		2Q23	1Q24	2Q24	Var. 2Q24 vs 2Q23
Europe	Billing Services (R$Millions)	41.5	45.5	45.9	10.7%
	Number of Services Provided	5,798	5,953	5,879	1.4%
	Average Ticket (R$Thousand)	7.2	7.6	7.8	9.1%

•Revenue grew in local currency (+4% YoY) and 10% in Brazilian Reais due to exchange rate variation.
•We stood out in the quarter in industrial services, with continued service to refineries, and renewal of the contract with the British coast guard.
Response diver responding to oil spill

NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	2Q24	2Q23	Var. 2Q24 x2Q23	1Q24	Var. 2Q24 x1Q24	6M24	6M23	Var.
RESPONSE
TOTAL GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
International	404.7	415.9	(2.7%)	403.4	0.3%	808.1	834.3	(3.1%)
North America	298.5	315.5	(5.4%)	304.7	(2.0%)	603.2	622.0	(3.0%)

Services Provided		2Q23	1Q24	2Q24	Var. 2Q24 vs 2Q23
North America	Gross Revenue (R$ million)	315.5	304.7	298.5	(5.4%)
	Number of Services Provided	3,660	4,525	3,488	(4.7%)
	Average Ticket (R$ thousand)	86.2	67.3	85.6	(0.7%)

•Despite the decrease in North American revenues, USA posted a solid growth in local currency, while Canada presented a reduction.
•Last quarter's operational trends remained: (i) growth in the US in services and consultancy, and (ii) lower revenue in Canada, mainly due to the end of services linked to the Trans Mountain Pipeline project.

•In the 2Q24, negative seasonality was observed in Canada in comparison with 1Q24, due to the melting ice and consequent reduction in oil and gas exploration activity in the provinces of British Columbia and Alberta.
•Start of centralized command center in the United States.
•Ambipar Response continued to act as a key partner in responding to the bridge collapse from Baltimore.

Key Bridge Response 2024

Maryland Department of the Environment

WITT O'BRIEN'S ambipar response

US Army Corps of Engineers

Maryland Transportation Authority

OFFICIAL SITE FOR INFORMATION REGARDING THE FRANCIS SCOTT KEY BRIDGE RESPONSE

Ambipar Response continued to serve as a key partner in responding to the Baltimore bridge collapse

NET REVENUE

R$millions	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
GROSS REVENUE	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
DEDUCTIONS	(68.4)	(48.3)	41.6%	(58.1)	17.7%	(126.5)	(79.2)	59.7%
NET REVENUE	740.5	612.1	21.0%	679.1	9.0%	1,419.6	1,208.3	17.5%
% Deductions / Gross Revenue	(8.5%)	(7.3%)	(1.1pp.)	(7.9%)	(0.6pp.)	(8.2%)	(6.1%)	(2.0pp.)

•The variation in net revenue followed the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with deductions in the Brazilian market being greater than in the international market.

COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
Composition of the Costs of Services Provided R$ million	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
Personnel	319.3	253.4	26.0%	292.7	9.1%	612.0	491.0	24.6%
Third parties	91.6	92.2	(0.6%)	79.2	15.8%	170.8	181.0	(5.6%)
Maintenance	30.9	24.7	25.1%	26.2	17.9%	57.2	44.6	28.2%
Travel	18.6	19.2	(2.8%)	13.0	43.2%	31.7	36.4	(12.9%)
Freight	1.1	0.8	43.2%	1.0	12.5%	2.1	2.2	(4.8%)
Rentals	0.0	11.7	(99.9%)	0.2	(94.3%)	0.2	22.4	(99.2%)
Fuel	17.7	12.8	38.9%	18.3	(3.1%)	36.0	25.3	42.2%
Materials	9.8	5.2	89.3%	10.7	(9.3%)	20.5	13.1	56.5%
Telecommunications	5.3	2.9	84.8%	3.3	59.2%	8.6	6.6	31.2%
Marketing	7.5	5.3	42.4%	2.9	160.8%	10.4	8.4	24.4%
Taxes	6.7	4.2	58.0%	3.1	114.1%	9.8	15.1	(35.0%)
Others	31.7	21.9	45.1%	44.4	(28.5%)	76.1	59.1	28.7%
TOTAL	540.3	454.1	19.0%	495.0	9.1%	1,035.3	905.2	14.4%
Percentage of Net Revenue

Composition of the Costs of Services Provided R$ million	2Q23	1Q24	2Q24
Net Revenue	612.1	679.1	740.5
Personnel	41.4%	43.1%	43.1%
Third parties	15.1%	11.7%	12.4%
Maintenance	4.0%	3.9%	4.2%
Travel	3.1%	1.9%	2.5%
Freight	0.1%	0.1%	0.2%
Rentals	1.9%	0.0%	0.0%
Fuel	2.1%	2.7%	2.4%
Materials	0.8%	1.6%	1.3%
Telecommunications	0.5%	0.5%	0.7%
Marketing	0.9%	0.4%	1.0%
Taxes	0.7%	0.5%	0.9%
Others	3.6%	6.5%	4.3%
TOTAL	74.2%	72.9%	73.0%
GROSS MARGIN	25.8%	27.1%	27.0%
In the quarter we presented gross margin stability compared to 1Q24, and an increase of 1.2 pp. when compared to 2Q23.

EBITDA
EBITDA (R$ million) and Margin (%)

There was an increase in the EBITDA margin of 1.3 p.p. when compared to 2Q23, due to expenses dilution and the revenue mix by region.

FINANCIAL RESULTS

R$ million	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
Financial Results	(41.0)	(50.9)	(19.4%)	(61.9)	(33.7%)	(102.9)	(80.6)	27.7%
Financial Expenses	(103.4)	(48.9)	111.7%	(68.8)	50.3%	(172.3)	(97.1)	77.5%
Financial Income	62.4	(2.0)	N.M.	7.0	797.6%	69.4	16.5	321.0%

In 2Q24, Ambipar Response presented a negative net financial result of R$41.0 million, R$9.9 million lower than 2Q23, mainly due to benefit of foreign-exchange income.

NET INCOME

R$ million	2Q24	2Q23	Var.	1Q24	Var.	6M24	6M23	Var.
Net Income (Loss)	89.2	47.1	89.5%	33.2	168.6%	122.4	(20.5)	N.M.
Net Margin	12.0%	7.7%	4.4 p.p.	4.9%	7.2 p.p.	8.6%	(1.7%)	10.3 p.p.
Ambipar Response registered net income of R$89.2 million in 2Q24, with a net margin of 12.0%.
Compared to the same quarter of the previous year, net margin increased by 4.4 p.p. High margin is explained by higher EBIT margin, better financial result and the recognition of tax credits linked with fiscal loss in 2023.

CAPITAL STRUCTURE
On June 30, 2024, financial gross debt reached the amount of R$1,151.5 million, a reduction of R$96.2 million in relation to the balance as of December 31, 2023, mainly due to pre-payment from the 1st issue of debentures (Brazilian local bonds) and amortization of certain loans and financing.
In addition to the indebtedness with financial institutions, Ambipar Response also has a credit line with its parent company, Ambipar Participações. This line mimics the terms of the green bond raised by the parent company in the beginning of 2024 and amounts to US$200 million. Considering this related parties loan, the total amount of gross debt was R$2,355.0 million, an increase of R$486.5 million, partially explained by the monetary variation on the related party’s loan. This loan has been swapped to BRL and the SWAP results is accrued as a related party asset in the balance sheet.

R$ Million	Jun/24	Dec/23
Short Term	162.2	164.0
Loans and financing	155.4	84.4
Debentures	6.8	79.7

Long Term	989.3	1,083.6
Loans and financing	743.3	617.5
Debentures	246.0	466.1

Short Term	14%	13%
Long Term	86%	87%

Financial Gross Debt	1,151.5	1,247.7
Related Parties	1,203.5	620.8
Total Gross Debt	2,355.0	1,868.5

Financial Gross Debt R$ Million	Financial charges - % p.a.	Maturity	Jun/24	Dec/23
Working capital	6.36% and CDI + 3.94%	June 2033	577.5	560.1
Working capital (4.131)	CDI+ 1.28%	May 2025	79.4	-
Investment financing	15.79%	June 2029	158.8	97.9
Financial leases liabilities	4.67%	May 2028	82.9	43.9
Debentures	CDI + 2.65% and 3.5%	September 2028	252.8	545.8
Total			1,151.5	1,247.7

Gross Debt Amortization schedule
R$ Million

The debt maturity schedule has its most relevant portion in the year 2027. The related party debt has a bullet amortization in 2031.

R$ Million	2Q24	4Q23
Financial Gross Debt	1,151.5	1,247.7
(-) Cash and equivalentes	549.5	423.3
(=) Financial Net Debt based on Covenants criteria	601.9	824.4
Pro forma annualized EBITDA¹	767.7	762.6
Financial Leverage (x)	0.78	1.08
(=) Net Debt Including Related Parties²	1,627.5	1,415.9
Pro forma annualized EBITDA¹	767.7	762.6
Financial Leverage (x)	2.12	1.86
1-Calculated as the EBITDA multiplied by four. 2- Considers the amount of related Parties Loans and the correspondent SWAP balance..

Considering the related parties net balance, the total amount of net debt was R$1,627.5 million an increase of R$211.6 million YTD, mainly due to payments of deferred installments of past M&A’s, which amounted R$137 million in the period.
Financial Leverage based on Covenants criteria reduced from 1.08x to 0.78x in the comparison between June 2024 and December 2023. Also in June 2024, considering Related Parties loans, the leverage increased from 1.86x to 2.12x.

ROIC

BRL million	2Q24 LTM	2Q23 LTM	Chg. 2Q24 LTM x 2Q23 LTM
(+) EBIT	514.1	428.4	20.0%
(-) Tax¹	(154.2)	(128.5)	20.0%
NOPAT	359.9	299.9	20.0%
(+) Average Shareholders' Equity	1,385.9	730.8	89.6%
(+) Average Net Debt	1,392.6	1,127.5	23.5%
Average Invested Capital	2,778.5	1,858.3	49.5%
(-) Average Intangible	1,820.3	1,273.4	42.9%
Average Invested Capital ex Intangible	958.2	584.9	63.8%
Operational ROIC LTM² (%)	37.6%	51.3%	(13.7 p.p.)
ROIC LTM (%)	13.0%	16.1%	(3.1 p.p.)
1- Considers a 30% tax rate; 2- Disregard intangibles
Return on Invested Capital minus intangible assets (“operating ROIC”) allows for an approximate estimate of the return on investments made in operations.

Return on Invested Capital (“ROIC”), which incorporates intangible assets into the invested capital base, mainly composed of goodwill paid for acquisitions.

M&A investment, at first, presents a lower ROIC, due to goodwill paid on acquisition. Once acquisitions become part of our operations, the expected return on the marginal investment made tends to follow the Operating ROIC, since the invested capital is allocated to the acquiree's operations and does not include goodwill.

In the medium term, therefore, we expect convergence between the ROIC and the operational ROIC.

CAPEX
We continued to invest in the upgrade of our existing asset base and the organic expansion of our footprint, especially in North America. In 2Q24, the addition of fixed assets in Response was R$49.5 million. We invested in new aircrafts in Brazil, and in the implementation of contracts for monitoring coastal fauna and flora. Abroad, we made investments to open new operational bases during 2H24 in North America, in adjacent geographies to our current operations.

Gains from operational leverage have materialized in lower capex intensity per revenue, even when measured over the last twelve months.

CAPEX R$ million	2Q23	1Q24	2Q24	Var. 2Q24 vs. 2Q23	6M23	6M24	Var.
Total Capex Response	41,9	61,9	49,5	18,0%	110,9	111,4	0,4%
% Net Revenue Response	6,9%	9,1%	6,7%	(0,2 p.p.)	15,0%	33,3%	18,3 p.p.

Expansion	24,3	14,7	26,7	10,3%	62,3	41,5	(33,3%)
% Net Revenue Response	4,0%	2,2%	3,6%	(0,4 p.p.)	8,4%	12,4%	4,0 p.p.

Brazil	6,3	0,0	11,2	78,3%	31,9	11,2	(64,8%)
% Gross Revenue Brazil	2,6%	0,0%	2,8%	0,2 p.p.	4,3%	3,4%	(1,0 p.p.)
Latam ( ex Brazil)	18,0	0,0	0,0	n.m.	18,6	0,0	n.m.
% Gross Revenue Latam ( ex Brazil)	4,3%	0,0%	0,0%	(4,3 p.p.)	2,5%	0,0%	(2,5 p.p.)
Europe	0,0	0,2	0,7	n.m.	0,3	0,9	196,0%
% Gross Revenue Europe	0,0%	0,3%	1,4%	1,4 p.p.	0,0%	0,3%	0,2 p.p.
North America	0,0	14,6	14,8	n.m.	11,5	29,4	155,4%
% Gross Revenue North America	0,0%	4,8%	5,0%	5,0 p.p.	1,6%	8,8%	7,2 p.p.

Maintenance	17,7	47,1	22,7	28,4%	48,8	69,8	43,1%
% Net Revenue Response	2,9%	6,9%	3,1%	0,2 p.p.	6,6%	20,9%	14,3 p.p.

Brazil	5,3	33,3	10,0	89,0%	23,6	43,3	83,6%
% Gross Revenue Brazil	2,2%	10,0%	2,5%	0,3 p.p.	3,2%	12,9%	9,8 p.p.
Latam ( ex Brazil)	1,8	3,2	0,9	(48,3%)	2,3	4,1	77,8%
% Gross Revenue Latam ( ex Brazil)	0,4%	0,8%	0,2%	(0,2 p.p.)	0,3%	1,2%	0,9 p.p.
Europe	1,8	3,8	1,6	(12,4%)	3,4	5,4	56,8%
% Gross Revenue Europe	4,0%	7,5%	3,2%	(0,8 p.p.)	0,5%	1,6%	1,1 p.p.
North America	8,7	6,8	10,2	16,4%	19,4	17,0	(12,5%)
% Gross Revenue North America	2,8%	2,2%	3,4%	0,6 p.p.	2,6%	5,1%	2,5 p.p.

ANNEXES
•Balance sheet
•Income Statement
•Cash flow
•Reconciliation of Non-GAAP Measures

BALANCE SHEET

ASSETS BRL thousand	June 30th, 2024	Dec. 31st, 2023
Cash and cash equivalents	549,513	423,266
Trade and other receivables	798,427	803,523
Current income tax and social contribution recoverable	23,708	14,143
Other taxes recoverable	80,485	63,955
Prepaid expenses	54,882	32,239
Advances to suppliers	32,585	23,125
Inventories	59,787	34,159
Dividends Receivable	-	-
Other accounts equivalents	59,319	45,814
Total current assets	1,658,706	1,440,224
Trade and other receivables, net	1,081	3,485
Related parties loans	177,956	29,322
Non-current income tax and social contribuition recoverable	13,829	1,472
Non-current other taxes recoverable	1,190	857
Deferred taxes	22,257	28,800
Judicial deposits	0,952	631
Other accounts receivable	34,019	32,245
Investments	-	-
Property, plant and equipment	879,391	787,561
Right of use	103,461	88,737
Goodwill	1,687,166	1,537,135
Intangible assets	387,474	358,703
Total Non-current assets	3,308,776	2,868,948
Total assets	4,967,483	4,309,172

BALANCE SHEET (continued)

LIABILITIES AND SHAREHOLDERS EQUITY BRL thousand	June 30th, 2024	Dec. 31st, 2023
Loans and financing	155,362	84,369
Debentures	6,818	79,677
Trade and other payables	159,493	184,618
Labor obligations	84,869	82,768
Dividends Payable	53,367	57,364
Current income tax and social contribution payable	8,875	21,684
Other tax payable	49,527	51,459
Obligations from acquisition of investment	157,948	183,825
Lease liabilities	23,436	22,620
Other bills to pay	24,582	34,638
Total current liabilities	724,277	803,022

Loans and financing	743,286	617,533
Debentures	245,985	466,073
Other taxes payable	11,344	8,638
Related parties loans	1,203,528	620,842
Provision for loss on investments	-	-
Deferred income tax and social contribution	223,316	187,784
Obligations from acquisition of investment	71,381	168,926
Provision for contingencies	0,377	393
Lease liabilities	35,335	34,860
Warrant and Earn-out	17,989	30,753
Other bills to pay	16,025	13,551
Total Non-current liabilities	2,568,566	2,149,353

Capital	1,443,109	1,443,109
Profit reserves	-	-
Capital transactions	(106,427)	(91,232)
Accumulated translation adjustment	(17,556)	(216,341)
Retained earnings	9,238	(62,477)
Equity attributable to owners of the group	1,328,364	1,073,059
Non-controlling interest	346,276	283,738
Total Equity	1,674,640	1,356,797

Total shareholders' equity and liabilities	4,967,483	4,309,172

INCOME STATEMENT

R$ million	2Q24	2Q23	Chg	1Q24	Chg.	6M24	6M23	Chg.
Gross revenues	808.9	660.4	22.5%	737.1	9.7%	1,546.1	1,287.5	20.1%
Deductions	(68.4)	(48.3)	41.7%	(58.1)	17.9%	(126.5)	(79.2)	59.8%
Net Revenues	740.5	612.1	21.0%	679.1	9.0%	1,419.6	1,208.3	17.5%
Cost of Services provided	(540.3)	(454.1)	19.0%	(495.0)	9.1%	(1,035.3)	(905.2)	14.4%
SG&A	(8.3)	(7.6)	8.8%	(8.6)	-4.0%	(16.9)	(12.9)	31.3%
EBITDA	191.9	150.3	27.7%	175.4	9.4%	367.4	290.3	26.5%
EBITDA Margin (%)	25.9%	24.6%	1.4 p.p.	25.8%	0.1 p.p.	25.9%	24.0%	1.9 p.p.
Financial Results	(41.0)	(50.9)	-19.4%	(61.9)	-33.7%	(102.9)	(80.6)	27.7%
Financial Expenses	(103.4)	(48.9)	111.7%	(68.8)	50.3%	(172.3)	(97.1)	77.5%
Financial Income	62.4	(2.0)	n.m.	7.0	797.6%	69.4	16.5	321.0%
Taxes	6.2	(15.1)	n.m.	(21.2)	n.m.	(15.0)	(35.3)	-57.4%
Current Taxes	(5.4)	(16.0)	-66.2%	(16.6)	-67.5%	(22.0)	(29.6)	-25.5%
Deferred Taxes	11.6	0.9	1147.1%	(4.6)	-354.1%	7.0	(5.7)	n.m.
Net Income (Loss)	89.2	47.1	89.5%	33.2	168.6%	122.4	(20.5)	n.m.
*6M23 EBITDA and margin excludes extraordinary expenses and non-cash from NYSE American listing.

CASH FLOW

BRL thousand	2Q24	2Q23	6M24	6M23
Net income for the period	89,192	(68,028)	(20,522)	122,393
Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	67,888	37,305	73,090	127,029
Expected credit losses	1,732	141	(15)	1,882
Residual value of written-off property, plant and equipment and intangible assets	(824)	(1,767)	9,456	3,404
Provision for contingencies	(16)	(361)	(225)	(16)
Income tax and social contribution - Deferred	(11,586)	(929)	5,703	(7,027)
Interest on loans and financing, debentures, leases and exchange rate variation	38,801	52,615	78,049	95,073
Changes in assets and liabilities:
Accounts receivable	(33,742)	73,473	13,227	75,903
Recoverable taxes	(23,412)	(2,420)	(7,544)	(34,387)
Prepaid expenses	(11,520)	(6,154)	2,751	(20,477)
Advances to suppliers	707	(16,933)	(28,406)	(9,394)
Inventories	(16,318)	(5,787)	(7,982)	(23,715)
Other accounts receivable	(1,278)	(18,096)	(7,018)	(9,249)
Suppliers	(14,022)	(31,464)	(52,106)	(30,369)
Salaries and social security charges	6,436	(5,619)	(32,317)	(1,917)
Taxes payable	(2,265)	(1,867)	1,989	29,352
Other accounts payable	(6,962)	(31,002)	(73,994)	(12,153)
Total	(102,376)	(45,869)	(191,400)	-36,406
Cash generated from operating activities	56,271	103,081	(2,452)	291,815

Interest paid on loans and financing	(8,660)	(5,681)	(5,681)	(31,231)
Interest paid on debentures	(1)	0	0	(41,925)
Interest paid on leases	(858)	(660)	(660)	(1,606)
Income tax and social contribution	(7,063)	(4,926)	(4,926)	(44,019)
Total	(16,582)	(11,267)	(11,267)	(118,781)

Cash from (invested in) operations	39,689	91,814	(13,719)	165,968

Cash flow from investing activities
Cash spent on companies' acquisitions; net of cash received	0	(21,523)	(25,169)	0
Payment of obligations from acquisition of investments	(33,419)	(20,452)	(64,923)	(137,296)
Acquisition of property, plant and equipment and intangible assets	23,087	(38,416)	(108,955)	9,552

Net cash used in investing activities	(10,332)	(80,391)	(199,047)	(127,744)

Cash flow from financing activities	0	0	0	0
Attributed to shareholders	0	0	0	0
Profit distribution - prior periods	(5,452)	(16,744)	(47,900)	(4,375)
Increase in minority interest	0	100,214	699,532	0
Capital Increase	0	(104,040)	0	0

Attributed to financing	0	0	0	0
Related parties	15,811	144,077	104,509	425,361
Lease payments - Principal	(34,734)	(24,413)	(28,392)	(65,668)
Proceeds from loans and financing	11,262	20,100	37,765	64,235
Proceeds from debentures	(300)	0	0	(300)
Debentures payments - Principal	0	(17,553)	(63,980)	(279,583)
Payments of loans and financing - Principal	(14,917)	542	1,028	(70,486)
Payment of Share Issuance Costs	0	0	0	0
Net cash generated from financing activities	(28,330)	102,183	702,562	69,184

Increase (decrease) in cash and cash equivalents	1,027	113,606	489,796	107,408
Exchange rate change in cash and cash equivalents	15,557	(157,180)	(69,576)	18,839
Cash and cash equivalents at the beginning of the period	532,929	735,403	271,607	423,266
Cash and cash equivalents at the end of the period	549,513	691,829	691,827	549,513

Reconciliation of Non-GAAP Measures

Reconciliation of our Loans and Financings and Debentures to Total Gross Debt, Financial Net Debt based on Covenants, Net Debt Including Related Parties and Financial Leverage, Financial Leverage including Related Parties

R$ Million	2Q24	4Q23
(+) Short Term Loans and financing	155.4	84.4
(+) Short Term Debentures	6.8	79.7
(+) Long Term Loans and financing	743.3	617.5
(+) Long Term Debentures	246.0	466.1
Financial Gross Debt	1,151.5	1,247.7
(-) Cash and equivalents	549.5	423.3
(=) Financial Net Debt based on Covenants	601.9	824.4
(/) Pro forma annualized EBITDA[1]	767.7	762.6
Financial Leverage (x)	0.78	1.08

Financial Gross Debt	1,151.5	1,247.7
(+) Related Parties Loans	1,203.5	620.8
Total Gross Debt	2,355.0	1,868.5
(-) Cash and equivalents	549.5	423.3
(-) Related Parties Assets	178.0	29.3
(=) Net Debt Including Related Parties	1,627.5	1,415.9
(/) Pro forma annualized EBITDA[1]	767.7	762.6
Financial Leverage Including Related Parties (x)	2.12	1.86

1- Calculated as the EBITDA multiplied by four.

EBITDA and EBITDA Margin Reconciliation

R$ Million	2Q24	2Q23	6M24	6M23
Profit for period	89.2	47.1	122.4	(20.5)
(+) Income tax and social contribution	6.2	(15.1)	(15.0)	(35.3)
(+) Financial Results	(41.0)	(50.9)	(102.9)	(80.6)
(+) Depreciation and amortization expenses	(59.1)	(37.3)	(118.3)	(73.1)
(+) NYSE American Listing expenses	-	-	-	(121.9)
EBITDA (a)	191.9	150.3	367.4	290.3
Net revenue (b)	740.5	612.1	1,419.6	1,208.3
EBITDA Margin (a)/(b)	25.9%	24.6%	25.9%	24.0%

R$ Million	2Q24 LTM	2Q23 LTM	2Q24 (A)	1Q24 (B)	4Q23 (C)	3Q23 (D)	2Q23 (E)	1Q23 (F)	4Q22 (G)	3Q22 (H)
Operating profit²	514.1	428.4	132.8	116.3	133.4	131.6	113.0	103.3	138.1	73.0
Income tax adjustment[1,2]	(154.2)	(128.5)	(39.8)	(34.9)	(40.0)	(39.5)	(33.9)	(31.0)	(41.4)	(21.9)
Net operating profit after tax (a)²	359.9	299.9	92.9	81.4	93.4	92.1	79.1	72.3	96.7	51.1
Total Shareholders’ equity³	1,385.9	730.8	1,674.6	1,403.5	1,356.8	1,314.9	1,179.7	1,204.4	447.1	435.8
(+) Financial Gross Debt ³	1,392.6	1,127.5	1,627.5	1,482.7	1,415.9	1,194.0	1,256.4	1,092.8	1,790.1	929.0
(-) Cash and cash equivalents³	512.3	504.8	549.5	532.9	423.3	510.9	691.8	735.4	271.6	668.1
(+) Related parties loans (current and non-current)³	620.7	588.9	1,203.5	1,076.2	620.8	634.4	606.8	607.2	769.8	595.5
(-) Related parties assets³	27.6	32.1	178.0	58.8	29.3	26.0	25.9	26.0	26.2	41.6
Invested capital (b)	2,778.5	1,858.3	3,302.2	2,886.2	2,772.7	2,606.3	1,558.1	1,573.8	1,612.5	892.3
ROIC (a)/(b)	13.0%	16.1%

(-) Goodwill³	1,383.9	1,028.4	1,687.2	1,563.7	1,537.1	1,272.4	1,188.9	1,178.8	1,192.3	861.6
(-) Intangibles assets³	1,820.3	1,273.4	2,074.6	1,923.7	1,895.8	376.9	369.3	395.0	420.2	30.7
Invested capital ex Goodwill and intangible assets (c)	958.2	584.9	1,227.5	962.5	876.9	957.0	767.1	723.3	624.7	472.5
ROIC (a)/(c)	37.6%	51.3%

1 Income tax adjustment is defined as operating profit for the period multiplied by our normalized effective tax rate for the period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.
2 Considers the sum of the last 4 quarters.
3 Considers the average of the last 5 quarters.

AMBIPAR RESPONSE

Ambipar Response has 4 businesses units:

1.Emergency response: specialist in crisis management and response to environmental emergencies, with command coordinated by a control center, managing services simultaneously, scalable and standardized. It has 5 HAZMAT training camps, training person according to National Technical Standards Fire Protection Association (“NFPA”, in the USA), a reference in the development of technical standards for emergency response. Also comprises Fire Response for the prevention and combat of forest and industrial fires and Medical Response to emergency medical care services.

2.Marine response: port support solutions, such as transporting people, material and ranch, dredging support, preventive fencing and emergency bases. It also offers solutions for maritime support, such as transporting materials to platforms, combating oil spills, chase-boats for seismic vessels, and vessels for FPSO support (Floating production storage and offloading).

3.Industrial response: meets demands for cleaning, maintenance, decontamination and treatment, painting of industrial and naval tanks, which typically involve a hazardous environment or material. It also performs decommissioning of FPSOs, vessels, platforms and industrial plants. It can perform these services for radioactive materials as well.

4.Environmental response: rehabilitation of fauna and flora, licensing, auditing and environmental due diligence, soil remediation, risk study, preparation and execution of environmental monitoring programs. Team formed by biologists, oceanographers, geologists, geographers and engineers.

For more details, watch the institutional video: https://www.youtube.com/watch?v=WimhiX_h6YU.